Exhibit 12.01

OGE Energy Corp.
Ratio of Earnings to Fixed Charges

Year Ended December 31 (In millions)	2017	2016	2015	2014	2013

Earnings:
Pre-tax income (A)	$438.5	$384.5	$353.2	$396.0	$422.2
Add: Fixed charges	164.0	152.0	156.3	153.9	157.2
Distributions received from equity method investment	141.2	141.2	139.3	143.7	51.7
Subtotal	743.7	677.7	648.8	693.6	631.1

Subtract:
Allowance for borrowed funds used during construction	18.0	7.5	4.2	2.4	3.4
Other capitalized interest	—	—	—	—	2.0
Total earnings	725.7	670.2	644.6	691.2	625.7

Fixed Charges:
Interest on long-term debt	153.6	143.2	147.8	144.6	147.6
Interest on short-term debt and other interest charges	8.2	6.4	5.4	6.2	5.3
Calculated interest on leased property	2.2	2.4	3.1	3.1	4.3
Total fixed charges	$164.0	$152.0	$156.3	$153.9	$157.2

Ratio of Earnings to Fixed Charges	4.42	4.41	4.12	4.49	3.98
(A)Excludes amounts attributable to income or loss from equity method investment.